Exhibit 99.1

Date: March 8, 2019	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:    All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission

Dear Sirs/Madames:
Subject: TRANSCANADA CORPORATION
We advise of the following with respect to the upcoming meeting of security holders for the subject issuer:

Meeting Type:	Annual and Special Meeting
Record Date for Notice of Meeting:	March 18, 2019
Record Date for Voting (if applicable):	March 18, 2019
Beneficial Ownership Determination Date:	March 18, 2019
Meeting Date:	May 3, 2019
Meeting Location (if available):	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Registered Holders:	Yes
NAA for Beneficial Holders:	Yes
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	89353D107	CA89353D1078
Sincerely,

Computershare Trust Company of Canada
Agent for TRANSCANADA CORPORATION